Exhibit (a)(5)(A)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The tender offer (“Tender Offer”) is made solely by the offer to purchase, dated July 6, 2010 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”), and any amendments or supplements thereto. The Tender Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Tender Offer or the acceptance of any tender of Shares would not be in compliance with the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
by
Fidelity National Information Services, Inc.
for Not More Than $2,500,000,000 in Cash
up to 86,206,896 Shares of its Common Stock
at a Purchase Price Not Greater Than $31.00
Nor Less Than $29.00 Per Share
            Fidelity National Information Services, Inc., a Georgia corporation (“FIS”), is offering to purchase, for not more than $2,500,000,000 in cash, up to 86,206,896 Shares of its common stock, par value $.01 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, as they may be amended or supplemented from time to time. FIS is inviting its shareholders to tender their Shares at prices specified by the tendering shareholder that are not greater than $31.00 nor less than $29.00 per Share, net to the seller in cash, without interest and subject to applicable withholding taxes, upon the terms and subject to the conditions of the Tender Offer.
            The Tender Offer is not conditioned on any minimum number of Shares being tendered. The Tender Offer is, however, subject to the completion of the financing to fund the Tender Offer and other conditions set forth in the Offer to Purchase and the related Letter of Transmittal.
            THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, AUGUST 3, 2010, UNLESS FIS EXTENDS THE TENDER OFFER (SUCH TIME AND DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).
            FIS’ Board of Directors has approved the Tender Offer. However, neither FIS, its Board of Directors, the Dealer Managers, the Depositary nor the Information Agent (each as defined below) has made or is making any recommendation to its shareholders as to whether its shareholders should tender or refrain from tendering their Shares or as to the price at which its shareholders may choose to tender their Shares. Shareholders must make their own decisions as to whether to tender their Shares and, if so, how many Shares to tender and the price at which they choose to tender their Shares. In doing so, shareholders should read carefully the information in the Offer to Purchase and in the Letter of Transmittal, including the purposes and effects of the Tender Offer, and consult their own financial, legal, tax and other advisors. The directors and executive officers of FIS are entitled to participate in the Tender Offer on the same basis as all other shareholders, and certain of FIS’ directors and executive officers have advised FIS that they may tender Shares in the Tender Offer.
            FIS will, upon the terms and subject to the conditions of the Tender Offer, determine the single per Share price, not greater than $31.00 nor less than $29.00 per Share, net to the seller in cash, without interest and subject to applicable withholding taxes, that it will pay for Shares properly tendered and not properly withdrawn in the Tender Offer, taking into account the total number of Shares so tendered and the prices specified by the tendering shareholders. FIS will select the lowest purchase price that will allow it to purchase the maximum number of Shares properly tendered in the Tender Offer and not properly withdrawn having an aggregate purchase price not exceeding $2,500,000,000 (such per Share price, the “Purchase Price”). FIS will purchase at the Purchase Price all Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn, on the terms and subject to the conditions of the Tender Offer, including the proration and “odd lot” priority provisions. If FIS is unable to obtain financing on terms acceptable to it, FIS may, without limiting its ability to rely on any of the terms and conditions of the Tender Offer described in the Offer to Purchase (including amending, extending or terminating the Tender Offer), reduce the maximum aggregate purchase price in the Tender Offer and correspondingly reduce the maximum aggregate number of Shares to be purchased in the Tender Offer.
            Under no circumstances will FIS pay interest on the Purchase Price for the Shares, regardless of any delay in making payment. FIS will acquire all Shares acquired in the Tender Offer at the Purchase Price regardless of whether the shareholder tendered at a lower price.
            For purposes of the Tender Offer, FIS will be deemed to have accepted for payment, and therefore purchased, Shares properly tendered at or below the Purchase Price and not properly withdrawn, subject to the proration and odd lot priority provisions of the Tender Offer, only when, as and if FIS gives oral or written notice to Computershare Trust Company, N.A., the depositary (the “Depositary”) for the Tender Offer, of its acceptance of the Shares for payment under the Tender Offer. FIS will make payment for Shares tendered and accepted for payment under the Tender Offer only after the Depositary timely receives share certificates or a timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (“DTC”), a properly completed and duly executed Letter of Transmittal, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.
            Upon the terms and subject to the conditions of the Tender Offer, if the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Time would result in an aggregate purchase price of more than $2,500,000,000, or such greater or lesser number of Shares as FIS may elect to purchase, subject to applicable law, FIS will purchase properly tendered Shares on the following basis:
•	first, from all holders of “odd lots” (holders of less than 100 Shares) who properly tender all their Shares at or below the Purchase Price selected by FIS and do not properly withdraw them before the Expiration Time; and

•	second, on a pro rata basis from all other shareholders who properly tender Shares at or below the Purchase Price selected by FIS (including those shareholders who hold their Shares through FIS’ 401(k) plans and any option holders electing to conditionally exercise their options subject to acceptance of the underlying Shares in the Tender Offer).
            FIS will return to the tendering shareholders Shares that it does not purchase in the Tender Offer at FIS’ expense as promptly as practicable after the Expiration Time.
            FIS expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Tender Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Tender Offer and to the right of a tendering shareholder to withdraw such shareholder’s Shares.
            FIS believes that this modified “Dutch auction” Tender Offer, together with an increase in its indebtedness, is a prudent use of FIS’ financial resources given its business profile, strategic position, cash flow, capital structure and assets and the current market price of the Shares. FIS further believes that investing in its own Shares at these prices is an attractive use of capital and an effective and efficient means to provide value to its shareholders. The Tender Offer provides shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their Shares without potential disruption to the Share price) with an opportunity to obtain liquidity with respect to all or a portion of their Shares, without potential disruption to the Share price and the usual transaction costs associated with market sales. Furthermore, “odd lot holders” who hold Shares registered in their names and tender their Shares directly to the Depositary and whose Shares are purchased under the Tender Offer will avoid not only the payment of brokerage commissions but also any applicable “odd lot” discounts that might be payable on sales of their Shares in NYSE transactions. In addition, shareholders who wish to achieve a greater percentage of equity ownership in FIS will be able to do so by not tendering their Shares in the Tender Offer, and if FIS completes the Tender Offer, will therefore have a greater percentage ownership in FIS and its future earnings and assets, while also bearing the attendant risks associated with owning Shares, including risks associated with owning equity in a company that will be more highly leveraged than FIS is currently.
            Generally, a shareholder will be subject to U.S. federal income taxation when the shareholder receives cash from FIS in exchange for the Shares that the shareholder tenders. The receipt of cash by a shareholder in exchange for a shareholder’s tendered Shares generally will be treated either as (1) consideration received in respect of a sale or exchange of the tendered Shares or (2) a distribution from FIS in respect of FIS’ stock. Shareholders should consult their tax advisors as to the particular consequences to them of participation in the Tender Offer.
            Shareholders may withdraw Shares tendered under the Tender Offer at any time prior to the Expiration Time. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 Midnight, New York City time, on Tuesday, August 31, 2010 unless theretofore accepted for payment as provided in the Offer to Purchase. For a withdrawal to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of Shares that the shareholder wishes to withdraw and the name of the registered holder of the Shares.
            If the share certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the share certificates, the serial numbers shown on the share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.
            FIS will determine all questions as to the form and validity, including the time of receipt, of any notice of withdrawal, in its sole discretion, and such determination will be final and binding. None of FIS, Computershare Trust Company, as the Depositary, Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as dealer managers (the “Dealer Managers”), Georgeson Inc., as the information agent (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.
            The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
            FIS is mailing promptly the Offer to Purchase and the related Letter of Transmittal to record holders of Shares and is furnishing the Offer to Purchase and Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on FIS’ shareholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. Holders of exercisable options for Shares may either exercise such options in accordance with their terms and tender the Shares received upon exercise in accordance with the Tender Offer, or elect to conditionally exercise their options subject to acceptance of the underlying Shares in the Tender Offer, in each case in accordance with the procedures set out in the Offer to Purchase and the related documents.
            The Offer to Purchase and the related Letter of Transmittal contain important information that shareholders should read carefully before making any decision with respect to the Tender Offer. Shareholders may obtain additional copies of the Offer to Purchase and the Letter of Transmittal from the Information Agent at the address and telephone number set forth below. The Information Agent will promptly furnish to shareholders additional copies of these materials at FIS’ expense.
            Please direct any questions or requests for assistance to the Information Agent and the Dealer Managers at their respective telephone numbers and addresses set forth below. Shareholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Tender Offer. Please contact the Depositary to confirm delivery of Shares.
The Information Agent for the Tender Offer is:

Georgeson Inc.
199 Water Street, 26th floor
New York, NY 10038
Banks and Brokers call (212) 440-9800
All others call toll-free (800) 891-3214
The Dealer Managers for the Tender Offer are:
Goldman, Sachs & Co.
200 West Street
New York, New York 10282
Call collect (212) 902-1000
or
Call toll-free (800) 323-5678

Merrill Lynch, Pierce, Fenner & Smith Incorporated Bank of America Tower One Bryant Park New York, New York 10036 Call toll-free (888) 292-0070	J.P. Morgan Securities Inc. 383 Madison Avenue, 5th Floor New York, New York 10179 Call toll-free (877) 371-5947
           July 7, 2010